

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 22, 2006

Mr. J. Paul Sorbara
President & CEO
Golden Goliath Resources, Ltd.
Suite 711, 675 West Hastings Street
Vancouver, British Columbia V6B 1N2

> **Re:** **Golden Goliath Resources, Ltd.**
> **Registration Statement on Form 20-F/A#2**
> **Filed April 19, 2006**
> **File No. 0-31204**

Dear Mr. Sorbara:

We have completed the accounting review of the above-referenced amendment and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20FRG/A2 Filed April 19, 2006

General

1.   Please respond to our comment letter dated May 12, 2006 as soon as possible or
      advise us why you are not able to respond.

Operating and Financial Review and Prospects, page 32

U.S. GAAP Reconciliation, page 35

2.   We note your disclosure in the first paragraph of note (e) indicating that you
      intend to adopt SFAS 123(R) utilizing the modified prospective method,
      commencing December 15, 2005. However, the guidance in paragraph 69(a) of
      SFAS 123(R), as modified by footnote 8 of SEC Release No. 33-8568, would
      require adoption beginning with the first interim or annual reporting period of the
      first fiscal year beginning after June 15, 2005, which would be your fiscal year
      beginning September 1, 2005. Please revise your accounting and disclosure
      accordingly.

Critical Accounting Policies, page 37

3.   Although you provide a general description of management's use of judgments,
      estimates and assumptions, and indicate that you periodically evaluate your
      estimates and assumptions in light of historical results, you have not provided any
      specific disclosures of critical accounting estimates and assumptions that impact
      your reporting. Please expand your disclosure to comply with the guidance in
      FRC Section 501.14.

Financial Information, page 50

4.   You explain that your financial statements are prepared in accordance with
      Canadian GAAP, which conforms in all material respects with U.S. GAAP,
      except as discussed in footnotes to your financial statements. However, it does
      not appear that any differences, or a Canadian to U.S. GAAP reconciliation, are
      provided in your financial statements. Please comply with the labeling and
      reconciling provisions of Item 17(c) of Form 20-F.

Financial Statements

General

5.   Please paginate your financial statements that are included in your filing in your next amendment.

Auditors' Report

6.   We note that your auditors included an additional paragraph in their audit report, referencing a separate audit report on your financial statements for the same period that were prepared in accordance with U.S. GAAP, also indicating this other audit was conducted in accordance with auditing standards of the PCAOB. As currently presented, your auditors' report does not comply with Article 2 of Regulation S-X; nor do your financial statements satisfy the filing requirements of Form 20-F, since you have not included a reconciliation of your Canadian GAAP figures to amounts that would result under U.S. GAAP for the annual and interim periods, as prescribed under Item 17.

To satisfy these requirements, the primary financial statements you include in the filing must be audited in accordance with standards of the PCAOB; and if they are not prepared in accordance with U.S. GAAP, need to include the reconciliation. Please revise accordingly.

Note 7 – Share Capital

7.   We note that you extended the expiry date by one year for certain outstanding warrants. Please disclose the manner by which you have accounted for this modification of award terms under both Canadian and U.S. GAAP. Tell us the authoritative literature that you believe supports your treatment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: A. Korelin
       C. Moncada-Terry